Exhibit 99.1

Veris Gold Corp. announces public offering

Toronto Stock Exchange: VG

VANCOUVER, Aug. 8, 2013 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to announce a marketed public offering of units (the "Units") and flow-through units (the "Flow-Through Units"). The offering of the Units and the Flow-Through Units is referred to herein as the "Offering."

Each Unit will be comprised of one common share of the Company (a "Unit Share") and one half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Flow-Through Unit will be comprised of one common share of the Company, which qualifies as a "flow-through share" within the meaning of the Income Tax Act (Canada) (the "Flow-Through Shares") and one half of one Warrant. Each whole Warrant shall entitle the holder thereof to acquire one common share of the Company (a "Warrant Share"), at an exercise price and exercise period to be determined in the context of the market. The pricing and number of Units and Flow-Through Units will be determined in the context of the Market.

The Offering will be conducted on a best efforts agency basis pursuant to an agency agreement to be entered into among the Company and a syndicate of agents led by Secutor Capital Management Corporation, such syndicate to include Global Hunter Securities LLC (collectively, the "Agents"). Global Hunter Securities LLC will offer the Units only in the United States.  The Company expects to close the Offering by August 15, 2013.

The Company intends to use the net proceeds of the Offering to complete the upgrade and refurbishment at its Jerritt Canyon mill operations, complete the development of the underground mine facilities at the Saval 4 property, fund the remaining bonding related to future reclamation obligations and for general working capital. Flow-Through proceeds will be used to further fund exploration activities at the Company's Ketza River property as it advances through the permitting phase.

The Company will apply to list the Unit Shares, the Flow-Through Shares and the Warrant Shares issuable on exercise of the Warrants on the Toronto Stock Exchange (the "TSX"). Listing will be subject to satisfying all of the requirements of the TSX. As this Offering is subject to market conditions, there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering.

The Offering will be made pursuant to a short form base shelf prospectus dated October 31, 2012 that the Company has filed with the security regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario (the "Canadian Securities Authorities") and a registration statement on Form F-10 (No. 333-184496), as amended and supplemented, that the Company has filed with the Securities and Exchange Commission (the "SEC"), both of which are effective. Any offer or sale will be made only by means of a U.S. prospectus supplement and a Canadian prospectus supplement to be filed with SEC and the Canadian Securities Authorities, respectively. A preliminary U.S. prospectus supplement and a preliminary Canadian prospectus supplement containing important information relating to these securities has been filed with the SEC and the Canadian Securities Authorities, respectively. The preliminary prospectus supplements are still subject to completion and amendment. A final U.S. prospectus supplement will be filed with the SEC and a final Canadian prospectus supplement relating to the Offering will be filed with the Canadian Securities Authorities.

Copies of the preliminary prospectus supplements and, when available, the final prospectus supplements and the accompanying base shelf prospectus relating to these securities are available at www.sedar.com and www.sec.gov or by directing a request in the United States to Global Hunter Securities LLC at 777 Third Avenue, 36th Floor, New York, NY, 10017 and outside the United States to Secutor Capital Management Corporation at 1167 Caledonia Road, Toronto, Ontario, M6A 2X1, phone (416) 545-1015, email: pgraham@secutor.ca, Attention: Peter Graham.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the preliminary prospectus supplements, the short form base shelf prospectus or the registration statement.

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility.  The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
"VERIS GOLD CORP."

R. Llee Chapman
President and CEO

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.   All material information may be accessed at www.sedar.com.

Forward-Looking Statements This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company's use of proceeds from the sale of the Units and Flow-Through Units are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company's ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

AXINO AG
Wolfgang Seybold
Chairman
T: +49 711 25 35 92 40
E: wolfgang.seybold@axino.de
W: axino.de

CO: Veris Gold Corp.

CNW 06:30e 08-AUG-13